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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1/A
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                               ------------------

                               WALBRO CORPORATION
                            (NAME OF SUBJECT COMPANY)

                           TI AUTOMOTIVE SYSTEMS, INC.
                                  TI GROUP PLC
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.50 PER SHARE
                  (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE
                 SERIES A JUNIOR PARTICIPATING PREFERRED STOCK)
                         (TITLE OF CLASS OF SECURITIES)

                                    931154108
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 DAVID LILLYCROP
                          DIRECTOR AND GENERAL COUNSEL
                                  TI GROUP PLC
                                50 CURZON STREET
                                 LONDON W1Y 7PN
                               011-44-171-560-5700

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                             JOHN EVANGELAKOS, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000






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---------------------
CUSIP NO. 931154108                     14D-1
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     TI Group plc
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     WC; BK
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(e) OR 2(f)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     England
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 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,474,009 shares of Common Stock, par value $.50 per share
--------------------------------------------------------------------------------
 8.  CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES
                                                                        [  ]
--------------------------------------------------------------------------------
 9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     Approximately 97%
--------------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON

     CO
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---------------------
CUSIP NO. 931154108             SCHEDULE 14D-1
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     TI Automotive Systems, Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(e) OR 2(f)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,474,009 shares of Common Stock, par value $.50 per share
--------------------------------------------------------------------------------
 8.  CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES
                                                                        [  ]
--------------------------------------------------------------------------------
 9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     Approximately 97%
--------------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON

     CO
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         This Amendment No. 6 is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by TI Group plc ("Parent") and TI Automotive Systems, Inc. (the "Purchaser") on May 4, 1999 as amended by Amendment No. 1 to such Schedule filed with the SEC on May 18, 1999, Amendment No. 2 to such schedule filed with the SEC on May 20, 1999, Amendment No. 3 to such schedule filed with the SEC on May 24, 1999, Amendment No. 4 to such schedule filed with the SEC on June 11, 1999 and Amendment No. 5 to such schedule filed with the SEC on June 11, 1999 (as so amended, the "Schedule 14D-1"), with respect to shares of Common Stock, par value $.50 per share ("Shares"), of Walbro Corporation (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the
Schedule 14D-1 including the Offer to Purchase filed as Exhibit (a)(1) thereto.

ITEM 6.  Interest in Securities of the Subject Company.

         Item 6 of the Schedule 14D-1 is hereby amended by the addition of the following paragraph:

         On June 16, 1999, Parent announced that Purchaser accepted for payment all of the 8,474,009 Shares which were validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer, including 130,051 Shares tendered pursuant to Notices of Guaranteed Delivery.

ITEM 11.  Material to be filed as Exhibits.

         Item 11 is hereby amended and supplemented by addition of the following
Exhibit:

     (a)(14)   Press Release, dated June 16, 1999.


















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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 1999
                                          TI GROUP PLC



                                          By:    /s/ David Lillycrop
                                                 -------------------------------
                                          Name:  David Lillycrop
                                          Title: Director


                                          TI AUTOMOTIVE SYSTEMS, INC.



                                          By:     /s/ William J. Laule
                                                 -------------------------------
                                          Name:  William J. Laule
                                          Title: President













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                                  EXHIBIT INDEX


EXHIBIT                                                                   PAGE
NUMBER        EXHIBIT NAME                                               NUMBER
------        ------------                                               ------

(a)(14)       Press Release, dated June 16, 1999
























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